BTQ Technologies Announces Strategic Collaboration with

South Korean Quantum Organizations

● Strategic Collaboration: BTQ Technologies has signed an MOU with South Korea's Future Quantum Convergence Forum (FQCF), Quantum Industrial Standard Association (QuINSA), and Future Quantum Convergence Institute (QCI) to drive innovation and foster global cooperation in quantum technologies through initiatives in industrial standards, events, and industry-academic programs.

● South Korea's Quantum Leadership: The partnership aligns with South Korea's ambitious Quantum Technology Industry Act and national strategy, aiming to become a global quantum economy hub by 2035 with initiatives like developing a 1,000-qubit quantum computer, building a 100-km quantum network, and fostering 1,200 quantum companies.

● BTQ's Mission: This collaboration underscores BTQ's commitment to advancing quantum security solutions and strengthening its presence in the rapidly growing South Korean quantum ecosystem, furthering its mission to safeguard global digital infrastructure against emerging quantum threats.

Vancouver, December 31, 2024 - BTQ Technologies Corp. (the "Company") (CBOE CA: BTQ) (FSE: NG3) (OTCQX: BTQQF), a global quantum technology company focused on securing mission-critical networks, is pleased to announce the signing of a Memorandum of Understanding ("MOU") with the Future Quantum Convergence Forum ("FQCF"), the Quantum Industrial Standard Association ("QuINSA"), and the Future Quantum Convergence Institute ("QCI"). This collaboration represents a significant step toward fostering global innovation and cooperation in quantum technologies.

The MOU outlines a framework for mutually beneficial activities aimed at advancing business growth, international expansion, and industrial collaboration. Together, the parties will explore initiatives in areas such as industrial standards, events and seminars, and industry-academic cooperation programs.

Key Areas of Collaboration:

1. Industrial Standard Development: Joint efforts to establish and promote quantum industrial standards to accelerate global adoption.

2. Events and Seminars: Organization of collaborative events, both online and offline, to share knowledge and foster partnerships within the quantum technology ecosystem.

3. Industry-Academic Programs: Development of cooperative programs to bridge the gap between academia and industry, facilitating the discovery of new use cases and models for quantum technology industrialization.

"This partnership underscores BTQ's commitment to driving quantum innovation on a global scale," said Nicolas Roussy Newton, Chief Operating Officer of BTQ Technologies. "Collaborating with leading organizations like FQCF, QuINSA, and QCI enables us to accelerate the development of cutting-edge quantum solutions while building stronger ties with the South Korean quantum ecosystem."

"Hyo-Sil Kim, Director of QCI, expressed her expectations, stating, "We look forward to fostering mutually beneficial collaboration in the field of quantum communication with the FQCF, the QuINSA, and Canada's BTQ. This partnership will serve as a significant step toward advancing global quantum technology and standardization."

This partnership is part of BTQ Technologies' ongoing mission to deliver advanced quantum security solutions and contribute to the global quantum technology landscape.

South Korea's Vision for Quantum Technology Leadership

South Korea is making significant strides in quantum technology, highlighted by the enactment of the Quantum Technology Industry Act in 2023, which took effect on November 1, 2024, and the unveiling of its Quantum Science and Technology Strategy in the same year. These initiatives are designed to establish South Korea as a global leader in quantum innovation by 2035.

Key Developments and Goals:

1. Legislative Framework: The Quantum Technology Industry Act establishes a strategic foundation for research, industry growth, and security integration. It mandates a coordinated approach through a Quantum Strategy Committee, chaired by the Prime Minister, which develops comprehensive plans every five years.

2. National Strategy: South Korea aims to achieve:

○ A 1,000-qubit quantum computer by the early 2030s.

○ A 100-km quantum network for secure intercity communication

○ A 10% market share in the global quantum industry.

○ Training of 2,500 core professionals and 10,000 quantum-related experts by 2035.

○ The creation of 1,200 quantum technology companies.

3. Infrastructure and Research: Investments include quantum fabs, testing facilities, and designated Quantum Science and Technology Research Centers to foster industry-academia-research collaboration. Efforts also focus on advanced quantum sensors for industrial and defense applications.

4. International Collaboration: South Korea is actively pursuing alliances with the United States, European Union, and other quantum-leading nations. Investment in global cooperation will scale up, promoting joint research, personnel exchange, and international supply chain development.

5. Private Sector Integration: By incentivizing private sector involvement with exclusive licensing and IP rights during technology transfers, South Korea ensures active participation in quantum innovation.

Vision for 2035:

South Korea's strategy reflects a bold vision to become the global hub for the quantum economy, transforming its expertise in internet technologies into quantum communication and computation leadership. The roadmap emphasizes a cohesive ecosystem that integrates national security, academic research, industry growth, and international partnerships.

These initiatives underline South Korea's proactive approach to securing a competitive edge in the global quantum landscape, making it a compelling partner for international collaborations such as BTQ Technologies' recent MOU with Korean quantum organizations.

About Future Quantum Convergence Forum (FQCF)

Future Quantum Convergence Forum (FQCF) serves as an interface among industry, academia, and research institutions, driving the activation of the overall Korean quantum industry ecosystem. For more information please visit https://www.fqcf.org/

About QuINSA

QuINSA is an industry-led international de facto standardization organization for the quantum information technology industry. It will play a crucial role in:

● Developing international de facto standards and proposals for various quantum technologies

● Analyzing global standardization trends in quantum information technology

● Identifying use cases and promoting industrialization

● Cooperating with international standardization organizations

For more information please visit http://www.qs.or.kr

About BTQ

BTQ Technologies Corp. (CBOE CA: BTQ, FSE: NG3, OTCQX: BTQQF) was founded by a group of post-quantum security experts with an interest in addressing the urgent security threat posed by large-scale quantum computers. With the support of leading research institutes and universities, BTQ's extensive technology portfolio and commercialization platform is focused on accelerating quantum advantage.

Connect with BTQ: Website | LinkedIn

ON BEHALF OF THE BOARD OF DIRECTORS

Olivier Roussy Newton

CEO, Chairman

For further information: E: desk@btq.com

Bill Mitoulas

Investor Relations

T: +1.416.479.9547

E: bill@btq.com

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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